UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCAILEX CORP LTD.

(Name of Issuer)

Ordinary Shares, NIS 0.12 nominal (par) value per share**

(Title of Class of Securities)

809090103

(CUSIP Number)

Meir Shamir Mivtach Shamir Holdings Ltd. 27 Habarzel st. Tel - Aviv 69710 972 - 3 - 7684949

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

January 30, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** “NIS” represents the New Israeli Shekel, the currency of the State of Israel.

CUSIP No. 809090103

1	NAME OF REPORTING PERSON: Mivtach Shamir Holdings Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,069,230 shares (see Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,069,230 shares (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,230 shares (see item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 2.8%
12	TYPE OF REPORTING PERSON: CO

CUSIP No. 809090103

1	NAME OF REPORTING PERSON: Meir Shamir (Israel) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,069,230 shares (see Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,069,230 shares (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,230 shares (see item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 2.8%
12	TYPE OF REPORTING PERSON: IN

Item 1.

(a)	Name of Issuer:

SCAILEX CORP LTD.

(b)	Address of Issuer's Principal Executive Offices:

3 Azrieli Center, Triangular Tower, 43rd Floor
Tel Aviv 67023 Israel.

Item 2.

(a)	Name of Person Filing:

Mivtach Shamir Holdings Ltd. and Meir Shamir (the "Reporting Persons").

(b)	Address of Principal Business Office or, if none, Residence:

Address of each of the Reporting Persons is 27 Habarzel St., Tel Aviv, 69710 Israel.

(c)	Citizenship:

See row 4 of each Reporting Person's cover page.

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.12 nominal (par) value per share, of the Issuer.

(e)	CUSIP Number:

809090103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership.

For each Reporting Person:

(a)	Amount beneficially owned: 1,069,230 shares

Mivtach Shamir Holdings Ltd. directly holds the 1,069,230 ordinary shares of the Issuer. Mr. Meir Shamir may be deemed to beneficially own 1,069,230 shares held by Mivtach Shamir Holdings Ltd. where Mr. Shamir is the Chairman.

Mr. Meir Shamir and Ashtrum Industries Ltd., which own 40.02% and 14.91%, respectively, of the shares of Mivtach Shamir Holdings Ltd., entered into a shareholders agreement pursuant to which they agreed to, among other things, vote together on all matters presented to the shareholders of Mivtach Shamir.

(b)	Percent of class:

2.8% of the total outstanding ordinary shares of the Issuer based the Issuer's Report on Form 6-K filed on January 4, 2007.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 1,069,230 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 1,069,230 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following x.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007 MIVTACH SHAMIR HOLDINGS LTD. By: /s/ Meir Shamir —————————————— Meir Shamir Chairman

/s/ Meir Shamir —————————————— Mr. Meir Shamir